UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*

                           Iron Mountain Incorporated
                                (Name of Issuer)

                       Voting Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   46284P 10 4
                                 (CUSIP Number)

















--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                      Page 2 of 8 Pages




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Schooner Capital Corporation
           Vincent J. Ryan

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                        (b) |_|

3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Schooner Capital Corporation is organized under the laws of the
            Commonwealth of Massachusetts.
           Mr. Ryan is a citizen of U.S.A.

                            5          SOLE VOTING POWER
         NUMBER OF
          SHARES                       Schooner Capital Corporation:  0
       BENEFICIALLY                    Vincent J. Ryan:  2,748,034
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            6          SHARED VOTING POWER

                                       Schooner Capital Corporation:  0
                                       Vincent J. Ryan:  0

                            7          SOLE DISPOSITIVE POWER

                                       Schooner Capital Corporation:  0
                                       Vincent J. Ryan:  3,445,750

                            8          SHARED DISPOSITIVE POWER

                                       Schooner Capital Corporation:  0
                                       Vincent J. Ryan:  0

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 3 of 8 Pages



9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Schooner Capital Corporation:  1,909,384 shares1
           Vincent J. Ryan:  3,445,750 shares2

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                     |_|


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           Schooner Capital Corporation:  19.8%
           Vincent J. Ryan:  35.7%

12         TYPE OF REPORTING PERSON*

           Schooner Capital Corporation:  CO
           Vincent J. Ryan:  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
           1 Mr. Ryan is Chairman of the Board and the principal stockholder of Schooner Capital Corporation ("Schooner") and, accordingly, has sole voting and investment power with respect to the shares of Iron Mountain Incorporated ("Iron Mountain") Voting Common Stock held by Schooner. Includes 668,166 and 29,550 shares of Voting Common Stock as to which C. Richard Reese and Eugene B. Doggett, respectively, share beneficial ownership with Schooner as a result of 1988 deferred compensation arrangements, as amended, between Schooner and Mr. Reese and Schooner and Mr. Doggett, relating to former services by each as officers of Schooner. Pursuant to such arrangements, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 668,166 or 29,550 shares, after all other shares of Iron Mountain Voting Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's or Mr. Doggett's employment with Iron Mountain, as the case may be, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Voting Common Stock to Mr. Reese or Mr. Doggett, as the case may be, or remit to Mr. Reese or Mr. Doggett cash in an amount equal to the then current fair market value of such shares of Iron Mountain Voting Common Stock. Schooner has agreed to vote the shares of Iron Mountain Voting Common Stock subject to such arrangements at the direction of Mr.
           Reese or Mr. Doggett, as the case may be.

           2 Mr. Ryan holds 1,536,366 shares of Iron Mountain Voting Common Stock. The remaining shares listed as being beneficially owned by Mr. Ryan are held by Schooner, as to which Mr. Ryan has sole voting power and investment power as the Chairman of the Board and principal stockholder of Schooner, subject to the deferred compensation arrangements with Messrs. Reese and Doggett described in footnote 1, above.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                        Page 4 of 8 Pages


Item 1(a).    Name of issuer:

     Iron Mountain Incorporated

Item 1(b).    Address of Issuer's Principal Executive Offices:

     745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2(a).    Name of Person Filing:

     Schooner Capital Corporation
     Vincent J. Ryan

Item 2(b).    Address of Principal Offices or, if None, Residence:

     Schooner Capital Corporation, 745 Atlantic Avenue, Boston, MA 02111 Vincent J. Ryan, c/o Schooner Capital Corporation, 745 Atlantic Avenue, Boston, MA 02111

Item 2(c).    Citizenship:

     Schooner Capital Corporation:  Massachusetts
     Vincent J. Ryan:  U.S.A.

Item 2(d).    Title of Class of Securities:

     Voting Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

     46284P 10 4

Item  3. If the Statement is being filed pursuant to Rule  13d-1(b),  or
              13d-2(b), check whether the filing person is a: Not applicable.


(a)         Broker or dealer registered under Section 15 of the Act,
       ---

(b)         Bank as defined in Section 3(a)(6) of the Act,
       ---

(c)         Insurance Company as defined in Section 3(a)(19) of the Act,
       ---

(d) Investment Company registered under Section 8 of the Investment --- Company Act,

(e) Investment Adviser registered under Section 203 of the Investment --- Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
       ---  or  Endowment  Fund;  see 13d-1(b)(1)(ii)(F),

(g)         Parent  Holding  Company,  in  accordance  with  Rule
       ---  13d-1(b)(ii)(G); see Item 7,


(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
       ---

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 5 of 8 Pages


Item 4.       Ownership.

Schooner Capital Corporation:

     (a) Amount beneficially owned:

     Schooner Capital Corporation:  1,909,384 shares3
     Vincent J. Ryan:  3,445,750 shares4

     (b) Percent of class:

     Schooner Capital Corporation:  19.8%
     Vincent J. Ryan:  35.7%

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:

     Schooner Capital Corporation:  0
     Vincent J. Ryan:  2,748,034

     (ii)     Shared power to vote or direct the vote:

     Schooner Capital Corporation:  0
     Vincent J. Ryan:  0

     (iiiSole power to dispose or to direct the disposition of:

     Schooner Capital Corporation: 0
     Vincent J. Ryan:  3,445,750

     (iv)     Shared power to dispose or to direct the disposition of:

     Schooner Capital Corporation:  0
     Vincent J. Ryan:  0

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     Each of C. Richard Reese and Eugene B. Doggett entered into deferred compensation agreements, each dated as of December 18, 1995, with Schooner whereby non-qualified stock options to acquire stock of Schooner pursuant to the Schooner Capital Corporation 1988 Stock Option Plan were replaced with a deferred compensation agreement, to provide Messrs. Reese and Schooner with deferred compensation of 668,166 shares

--------
3    See footnote 1, above.
4    See footnote 2, above.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 6 of 8 Pages


and 29,550 shares, respectively, of Iron Mountain Voting Common Stock. Pursuant to such agreements, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 668,166 and 29,550 shares, respectively, after all other shares of Iron Mountain Voting Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's or Mr. Doggett's respective employment with Iron Mountain, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Voting Common Stock to Mr. Reese or Mr. Doggett, as the case may be, or remit to Mr. Reese or Mr. Doggett, as the case may be, cash in an amount equal to the then current fair market value of such shares of Iron Mountain Voting Common Stock. The number of shares will be adjusted appropriately to reflect any stock dividend, stock split, or other equity adjustment with respect to Iron Mountain Voting Common Stock. Messrs. Reese and Doggett have no rights as stockholders with respect to such shares until the date of any issuance of stock certificates to them for such shares. No adjustments will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued. However, Schooner has agreed to vote the shares of Iron Mountain Voting Common Stock subject to such arrangements at the direction of Mr. Reese or Mr. Doggett, as the case may be.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     The following response is provided in lieu of an attached exhibit:

     By virtue of Mr. Ryan's having sole voting power and investment power of Schooner's shares as Chairman of the Board and principal stockholder of Schooner, Mr. Ryan and Schooner may be deemed under Rule 13d-5(b)(1) to be acting together for the purpose of holding, voting or disposing of equity securities of Iron Mountain, and therefore be considered a "group".

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                        Page 7 of 8 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1997

                                 SCHOONER CAPITAL CORPORATION


                                 By: /s/ Stephen Maiocco
                                      Stephen Maiocco
                                      Chief Financial Officer


                                 /s/  Vincent J. Ryan
                                 Vincent J. Ryan






     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                       Page 8 of 8 Pages


                                    AGREEMENT

        Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Iron Mountain Incorporated or any subsequent acquisitions or dispositions of equity securities of Iron Mountain Incorporated by any of the undersigned.

Dated:  February 4, 1997

                              SCHOONER CAPITAL CORPORATION



                              By: /s/ Stephen Maiocco
                                  Stephen Maiocco
                                  Chief Financial Officer



                              /s/ Vincent J. Ryan
                              Vincent J. Ryan